OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response.........11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pure Earth, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

74623L 10 5
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 74623L 10 5	Schedule 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brent Kopenhaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 366,400
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 366,400
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The percentage of Common Stock reported herein as being beneficially owned by Mr. Kopenhaver is based on 17,575,399 shares of Common Stock outstanding as of December 31, 2009, which information has been provided to Mr. Kopenhaver by Pure Earth, Inc.

Item 1(a).	Name of Issuer:

Pure Earth, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Neshaminy Interplex, Suite 201
Trevose, PA  19053

Item 2(a).	Name of Person Filing:

Brent Kopenhaver

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Pure Earth, Inc.
One Neshaminy Interplex, Suite 201
Trevose, PA  19053

Item 2(c).	Citizenship:

The response provided in Row 4 on the cover page is incorporated by reference herein in response to this Item 2(c).

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

74623L 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Mr. Kopenhaver is not a person or group specified in Item 3 to Schedule 13G.

Item 4.	Ownership.

(a)         Amount beneficially owned:  As of December 31, 2009, and subject to the information included in this Item 4, Mr. Kopenhaver beneficially owned in the aggregate 366,400 shares of Common Stock.

The filing of this Schedule 13G shall not be construed as an admission that (a) Mr. Kopenhaver is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by Mr. Kopenhaver.

(b)           Percent of class:

The response provided in Row 11 on the cover page is incorporated by reference herein in response to this Item 4(b).1

(c)           Number of shares as to which Mr. Kopenhaver has:

(i)	sole power to vote or to direct the vote: 366,400 shares of Common Stock

(ii)	shared power to vote or to direct the vote: no shares of Common Stock

(iii)	sole power to dispose or to direct the disposition of: 366,400 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: no shares of Common Stock

Mr. Kopenhaver’s power to dispose or direct the disposition of shares of Common Stock described in Item 4(c) above is subject to various limitations contained in (i) the Certificate of Designations, Preferences and Rights of the Issuer’s Series B Preferred Stock, and (ii) that certain Securityholders Agreement dated March 4, 2008 to which Mr. Kopenhaver is a party.

Item 5.	Ownership of Five Percent or Less of a Class:

This statement reports the fact that as of December 31, 2009, Mr. Kopenhaver has ceased to be the beneficial owner of more than 5 percent of the Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

Not applicable.

1 The percentage of Common Stock beneficially owned by Mr. Kopenhaver is based on information provided by the Issuer as of December 31, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	/s/ Brent Kopenhaver
Brent Kopenhaver